SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                                 Arrow Magnolia
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    042768101
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                                 (CUSIP Number)

                                   Fred Kenner
               2646 Rodney Lane, Dallas Texas 75299 (972) 247-7111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2004
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D                Page _ of __ Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Shoreline Micro-Cap Fund, L.P. 36-4267056
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) |_|
                                                                     (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      Not Applicable
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      222 West Adams Street, Chicago, Illinois 60606-5307
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                    7    SOLE VOTING POWER

                         209,700
                         -------------------------------------------------------
  NUMBER OF         8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY               -------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                209,700
    WITH                 -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      209,700
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.5%
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14    TYPE OF REPORTING PERSON*

      IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                         SCHEDULE 13D                Page _ of __ Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard P. Kiphart    SS# ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) |_|
                                                                  (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF and WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      Not Applicable
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                        7    SOLE VOTING POWER

                             287,300 shares including 209,700 shares reported by
                             shoreline Micro-Cap Fund I, L.P. above and 77,600
                             owned individually by Mr. Kiphart.
                             ---------------------------------------------------
  NUMBER OF             8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                   ---------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                    287,300 shares including 209,700 shares reported by
    WITH                     shoreline Micro-Cap Fund I, L.P. above and 77,600
                             owned individually by Mr. Kiphart.
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      287,300 shares including 209,700 shares reported by shoreline Micro-Cap Fund I, L.P. above and 77,600 owned individually by Mr. Kiphart.
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.84%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 Security and Issuer

      This statement relates to common stock of Arrow Magnolia International Inc. (the "Company"). The principal executive offices of the Company are located at 2646 Rodney Lane, Dallas, Texas 75299.

Item 2 Identity and Background

(a) This Schedule 13D is filed on behalf of Shoreline Micro-Cap Fund I, L.P. an Illinois limited partnership (the "Fund") and Richard P. Kiphart, the General Partner of the Fund.

(b)   The business address of the Fund is as follows:

      Shoreline Micro-Cap Fund I, L.P.
      c/o William Blair & Company, L.L.C.
      222 West Adams Street
      Chicago, Illinois 60606

      The business address of Mr. Kiphart is as follows:

      Richard P. Kiphart
      c/o William Blair and Company, L.L.C.
      222 West Adams Street
      Chicago, Illinois  60606

(c) The Fund was formed for the purposes of making investment in micro-cap companies. Mr. Kiphart is the General Partner of the Fund and is a principal and member of the Executive Committee of William Blair and Company, L.L.C., where he leads the firm's Corporate Finance Department.

(d) None of the limited partners or general partner of the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the limited partners or general partner has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)   Mr. Kiphart is a citizen of the United States of America.

Item 3 Source and Amount of Funds or Other Considerations

      The funds for the acquisition of the additional purchase of common stock of the Company and Mr. Kiphart consisted of personal funds of Mr. Kiphart.

Item 4 Purpose of Transaction

      Shoreline Micro-Cap Fund, L.P. & Richard P. Kiphart (collectively, the "Reporting Persons") are concerned about the proposed merger with Arrow Acquisition LP and its implications for the Reporting Persons' investments in Arrow-Magnolia International, Inc. (the "Company"). At this time, the Reporting Persons are considering voting against the proposed merger and exercising their dissenter's rights under Texas law. The Reporting Persons reserve the right, consistent with applicable law, to acquire additional securities of the Company) whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of the Company, to dispose of their securities of the Company, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, in each case in light of the Reporting Persons' continued evaluation of the Company, market conditions or other factors. Such actions could result in one or more of the transactions described in subparagraphs (a) through (j) of
      Item 4 of Scheduled 13-d.

Item 5 Interest in Securities of the Issuer

(a) As of August 27, 2001, the Fund owned 209,700 shares of the common stock of the Company, which equals 6.5% of the outstanding shares of the common stock of the Company. As of August 27, 2001, Mr. Kiphart beneficially owned 287,300 shares of the Company (including the 209,700 shares of the Company owned by the Fund), which equals 8.84% of the outstanding shares of the company.

(b) The Fund owns 209,700 shares of the common stock of the Company. Mr. Kiphart beneficially owns 287,300 shares of the common stock of the company (including the 209,700 shares owned by the fund). Mr. Kiphart has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

(c) The transactions were all effected through the Mr. Kiphart's brokerage account at William Blair & Company, L.L.C.

(d)   Not applicable.

(e)   Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Persons have has discussions with other significant shareholders, Loeb Arbitrage Fund (the "LAF"), Loeb Partners Corporation (the, "LPC") & Loeb Offshore Fund Ltd. (the "LOF"), concerning the Company's proposed merger with Arrow Acquisition L.P. The Reporting Persons have reached an informal understanding with LAF, LPC & LOF to coordinate their efforts in opposing the Company's proposed merger with Arrow Acquisition L.P. and exercising their dissenter's rights under Texas law.

Item 7 Material to Be Filed as Exhibits

      No material is being filed as exhibits.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 19, 2004                  Signature:/s/ Richard P. Kiphart
                                         Title: General Partner, Shoreline
                                                Micro-Cap Fund I, L.P.


Date: November 19, 2004                  Signature:/s/ Richard P. Kiphart

                                    EXHIBIT A

                        AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree to file a single statement on Schedule 13d to report their beneficial ownership of common stock of Arrow Magnolia International, Inc. pursuant to Rule 13d-1 (k) promulgated under the Securities Exchange Act of 1934.


Date: November 19, 2004               Signature /s/ Richard P. Kiphart

                                      Shoreline Micro-Cap Fund I, L.P.

                                      By Richard P. Kiphart, its General Partner


Date: November 19, 2004               Signature /s/ Richard P. Kiphart

                                      Richard P. Kiphart